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                                                                 COMMISSION FILE
                                                                   NUMBER 1-7134

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                     (Check One) [X] Form 10-K [ ] Form 20-F
                   [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

                         For Period Ended: June 30, 2003

                   [ ]   Transition Report on Form 10-K
                   [ ]   Transition Report on Form 20-F
                   [ ]   Transition Report on Form 11-K
                   [ ]   Transition Report on Form 10-Q
                   [ ]   Transition Report on Form N-SAR

                   For the Transition Period Ended:
                                                    -------------------------

             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE

            Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, Identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

      Mercury Air Group, Inc.
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Full Name of Registrant

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Former Name if Applicable

      5456 McConnell Avenue
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Address of Principal Executive Office (STREET AND NUMBER)

      Los Angeles, CA  90066
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City, State and Zip Code
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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      As indicated in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, Mercury Air Group, Inc. (the "Company") has received notice from the Los Angeles World Airport Authority (LAWA) of a proposed rent increase retroactive to June 18, 2001 related to one of the Company's warehouse facilities located at the Los Angeles International Airport (LAX). This proposed retroactive rent increase, and the related accounting and disclosures surrounding it, are currently being reviewed for compliance with accounting principles generally accepted in the United States of America (GAAP). The Company will file its Annual Report on Form 10-K for the period ended
June 30, 2003 upon completion of this review, which is expected to be on or before October 13, 2003.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Robert Schlax                 (310)                 827-2737
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              (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
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      [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

            The Company expects to report a Net Loss for the twelve month period ended June 30, 2003 of approximately $3,455 thousand or $1.06 per basic and diluted share. The final amount of the Net Loss to be reported for the current period is subject to revision pending the determination of the appropriate accounting treatment in accordance with GAAP for LAWA's proposed retroactive rent increase for one of the Company's warehouse facilities at LAX. The current year's expected results include an after-tax expense of: (1) $1,298 thousand associated with the write-off of unamortized debt issuance cost due to the Company's restructuring of its long-term debt in December 2002; (2) $1,262 thousand associated with the accrual of debt premiums associated with the Company's Senior Subordinated Note; (3) $672 thousand associated with the proposed retroactive rent adjustment associated with one of the Company's warehouse facilities at LAX; and (4) $1,065 thousand associated with the extension of stock options, recapitalization and financing alternatives and reserves for environmental remediation of previously disposed property and settlement of labor disputes.

            For the fiscal year ended June 30, 2002, Net Income was $5,033 thousand or $1.53 per basic share and $1.50 per diluted share. Net Income for fiscal 2002 included: (1) net income of $5,490 thousand associated with the sale of the Company's Bedford FBO in June 2002; (2) after-tax operating income of $709 thousand from the Bedford FBO operations for fiscal 2002; (3) after-tax expense of $601 thousand associated with the aborted spin-off of MercFuel, Inc.; and (3) after-tax expense of $170 thousand associated with discontinued operations.

                             Mercury Air Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   September 30, 2003              By  /s/  Robert Schlax
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                                        Vice President Finance
                                        (Principal Financial Officer)

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the
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      form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                               GENERAL INSTRUCTION

      1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section
            232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T (Section 232.12(c) of this chapter).